Exhibit 99.2

Summary of Consolidated Financial Results

For the Nine-Month Period Ended December 31, 2014

[Japanese GAAP]

February 10, 2015

Company name:	UBIC, Inc.
Stock Exchange Listing:	Tokyo Stock Exchange
Stock code:	2158
URL:	http://www.ubicna.com/en/
Representative:	Masahiro Morimoto, Chief Executive Officer and President
Contact:	Masami Yaguchi, Chief Financial Officer and Chief Administrative Officer
Tel:	+81-3-5463-6344
Scheduled date of filing Quarterly Financial Report:	February 13, 2015
Scheduled date of commencement of dividend payment:	—
Supplementary materials for the quarterly financial results:	None
Briefing on the quarterly financial results:	Yes (for institutional investors and analysts)

(Amounts of less than one million yen are rounded down to the nearest million yen)

1.   Consolidated Financial Results for the Nine-Month Period Ended December 31, 2014 (from April 1, 2014 to December 31, 2014)

(1)     Consolidated results of operations

(Percentage figures represent changes from the same period in the previous year)

Nine-month period	Net sales		Operating income		Ordinary income		Net income
ended	Millions of yen	%	Millions of yen	%	Millions of yen	%	Millions of yen	%
December 31, 2014	4,449	39.1	223	—	391	—	241	—
December 31, 2013	3,199	(9.8)	(346)	—	(325)	—	(318)	—

Note:    Comprehensive income

Nine-month period ended December 31, 2014      ¥444 million [—%]

Nine-month period ended December 31, 2013      ¥(307) million [—%]

Nine-month period	Net income per share (basic)	Net income per share (diluted)
ended	Yen	Yen
December 31, 2014	6.95	6.80
December 31, 2013	(9.37)	—

(2)     Consolidated financial position

	Total assets	Net assets	Equity ratio
As of	Millions of yen	Millions of yen	%
December 31, 2014	6,837	5,155	71.9
March 31, 2014	4,888	3,533	67.8

Reference: Equity

As of December 31, 2014                          ¥4,914 million

As of March 31, 2014                                             ¥3,315 million

2.   Dividends

	Dividend per share
	End of the three- month period	End of the six-month period	End of the nine-month period	End of the year	Total
	Yen	Yen	Yen	Yen	Yen
Year ended March 31, 2014	—	0.00	—	0.00	0.00
Year ending March 31, 2015	—	0.00	—
Year ending March 31, 2015 (Forecast)				3.00	3.00

Note: Changes from the latest dividend forecasts: None

3.   Consolidated Forecasts for the Year Ending March 31, 2015 (from April 1, 2014 to March 31, 2015)

(Percentages represent year-on-year changes)

	Net sales		Operating income		Ordinary income		Net income		Net income per share
For the year ending	Millions of yen	%	Millions of yen	%	Millions of yen	%	Millions of yen	%	Yen
March 31, 2015	6,000	43.8	710	—	610	—	570	—	16.74

Note: Changes from the last consolidated forecasts: None

Notes:

(1)     Changes in important subsidiaries during the nine-month period ended December 31, 2014 (changes in the scope of consolidation): Yes

Number of newly consolidated subsidiaries: One company

Company name: TechLaw Solutions, Inc.

(2) Application of specific accounting treatments for the preparation of the quarterly consolidated financial statements: Yes

(3)     Changes in accounting policies, changes in accounting estimates and restatements

1)   Changes in accounting policies associated with the revision of accounting standards     : Yes

2)   Changes in accounting policies other than the above                                                                                                                                                                              : None

3)   Changes in accounting estimates                                                                                                                                                                                                                                                                                       : None

4)   Restatements                                                                                                                                                                                                                                                                                                                                                                                              : None

(4)     Number of issued and outstanding shares (common stock)

1)   Number of issued and outstanding shares (including treasury stock)

As of December 31, 2014:                                                                                                                                      35,411,360 shares

As of March 31, 2014:                                                                                                                                                         34,411,360 shares

2)   Number of treasury stock

As of December 31, 2014:                                                                                                                                      630 shares

As of March 31, 2014:                                                                                                                                                         630 shares

3)   Average number of issued and outstanding shares during the nine-month period

Year ended December 31, 2014:                                                                                                     34,799,821 shares

Year ended December 31, 2013:                                                                                                     33,942,580 shares

UBIC, Inc. (the “Company”) effected a ten-for-one split of its shares of common stock as of April 1, 2014. For the purpose of calculating the number of issued and outstanding shares (common stock), the stock split is assumed to have occurred at the beginning of the previous fiscal year.

*       Status of quarterly review procedures

•       This summary of quarterly consolidated financial results falls outside the scope of quarterly review procedures required by the Financial Instruments and Exchange Act. The review procedures for the quarterly financial statements based on the stipulations of the Financial Instruments and Exchange Act were not completed at the time this summary of quarterly consolidated financial results were disclosed.

*       Explanations concerning the appropriate use of the forecasts for results of operations and other special matters

•       The forecasts for results of operations in this report are based on information currently available to the Company and assumptions determined to be reasonable, and are not intended to assure achievement of the Company’s operations. Actual results may differ significantly from the forecasts due to various factors.

•       The Company effected a ten-for-one split of its shares of common stock as of April 1, 2014. For the purpose of calculating basic net income per share, the stock split is assumed to have occurred at the beginning of the previous fiscal year.

UBIC, Inc. (2158) December 31, 2014 Financial Results

Table of Contents of Attachment

1.	Qualitative Information on Consolidated Financial Results for the Nine-Month Period Ended December 31, 2014		2

	(1)	Qualitative information regarding the consolidated operating results	2

	(2)	Qualitative information regarding the consolidated financial position	2

	(3)	Qualitative information regarding the forecast for the consolidated financial results	3

2.	Matters Relating to Summary Information (Notes)		3

	(1)	Changes in important subsidiaries during the nine-month period ended December 31, 2014	3

	(2)	Application of specific accounting treatments for the preparation of the quarterly consolidated financial statements	3

	(3)	Changes in accounting policies, changes in accounting estimates and restatements	3

3.	Quarterly Consolidated Financial Statements		5

	(1)	Quarterly consolidated balance sheets	5

	(2)	Quarterly consolidated statements of income and consolidated statements of comprehensive income	7

		Consolidated statements of income for the nine-month period ended December 31, 2014	7

		Consolidated statements of comprehensive income for the nine-month period ended December 31, 2014	8

	(3)	Going-concern assumptions	9

	(4)	Segment information	9

	(5)	Significant changes in shareholders’ equity	10

	(6)	Significant subsequent events	10

1.              Qualitative Information on Consolidated Financial Results for the Nine-Month Period Ended December 31, 2014

(1)     Qualitative information regarding the consolidated operating results

During the nine-month period (April 1, 2014 to December 31, 2014) of the current fiscal year, while weakness was seen in consumer spending, the Japanese economy in general continued its moderate upturn backed by the Japanese government’s economic policy, the Bank of Japan’s monetary policy, and the yen’s depreciation. Major Japanese companies have improved their earnings and been increasing the number of their capital investment plans. The U.S. economy remained steady and the European economy showed positive signs of recovery despite geopolitical risks still affecting the area.

Under these circumstances, the market environment of “eDiscovery” (evidence discovery), the main service line of the UBIC group (the “Group”), has experienced a solid growth coupled with a surge of data volume relating to legal issues. The Group acquired TechLaw Solutions, Inc. in August 2014, and has established a stable business foundation in the United States. This acquisition has contributed to build new sales channels of the Group and gain a further recognition in the United States.

During the October-December quarter of 2014, the Group’s unique artificial intelligence (AI)-based technology has come into use in analyzing big data in the medical field. Further, the Group has begun to establish its achievements in various fields, including its partnering with Toyota Technical Development Corporation in a joint effort to develop the Intellectual Property Virtual Data Scientist (VDS), an AI-based tool for intellectual property valuation. The Group’s technology was featured as a practical example of utilizing AI in a business environment by multiple media outlets, and has attracted public attention. The Group’s AI-based email auditing tool, the “Lit i View EMAIL AUDITOR,” has been introduced to several major Japanese manufacturers. The AI-based big-data analysis business is a growing market that is expected to expand further in the future. To meet market demand, the Group will actively research and develop technologies and strategically seek partnership alliance with other companies from various fields.

Net sales for the nine-month period ended December 31, 2014, increased by 39.1% to 4,449,524 thousand yen, operating profit increased by 569,641 thousand yen to 223,640 thousand yen, ordinary income increased by 717,008 thousand yen to 391,951 thousand yen, and net income increased by 559,844 thousand yen to 241,815 thousand yen, as compared with those for the nine-month period ended December 31, 2013. Net sales increased in all of the businesses in the Group year on year. Although the Group recorded 87,803 thousand yen as costs related to the acquisition of TechLaw Solutions, Inc., operating profits, ordinary income and net income also increased year on year with favorable effects from the rapid yen’s depreciation, generating foreign exchange gains of 195,769 thousand yen.

Overview by business segment is as follows:

Net sales from the “eDiscovery” business were 4,150,280 thousand yen, a 41.2% increase, as compared with those for the nine-month period ended December 31, 2013. The increase was primarily due to the winning of contracts for large-scale cartel investigations and the acquisition of TechLaw Solutions, Inc., consolidated as a subsidiary.

In the legal and compliance professional services business, while a unit price of the Group’s existing services has decreased as a whole, more third-party investigations have been adopting the Group’s advanced analysis solutions that utilize “Lit i View XAMINER” software, a digital forensic tool. As a consequence, net sales from the legal and compliance professional services business for the nine-month period ended December 31, 2014, were 232,464 thousand yen, a 3.4% increase, as compared with those for the nine-month period ended December 31, 2013.

Net sales of other businesses were 66,778 thousand yen, a 89.9% increase, as compared with those for the nine-month period ended December 31, 2013; thanks to software sales of TechLaw Solutions, Inc., which has been added to the Group’s business.

(2)     Qualitative information regarding the consolidated financial position

(Assets)

Total assets increased by 1,948,810 thousand yen to 6,837,490 thousand yen compared with the end of the previous year. This increase is mainly due to the acquisition of TechLaw Solutions, Inc.

Current assets increased by 1,094,269 thousand yen to 3,853,890 thousand yen compared with the end of the previous year. This was mainly due to an increase of 608,811 thousand yen in cash and deposits and an increase of 446,159 thousand yen in notes and accounts receivable — trade.

Noncurrent assets increased by 854,540 thousand yen to 2,983,600 thousand yen compared with the end of the previous year. This was primarily attributable to an increase of 380,487 thousand yen in customer-related assets, an increase of 162,683 thousand yen in goodwill and an increase of 93,296 thousand yen in investment securities.

(Liabilities)

Total liabilities increased by 326,275 thousand yen to 1,681,785 thousand yen compared with the end of the previous year.

Current liabilities increased by 471,452 thousand yen to 1,259,421 thousand yen compared with the end of the previous year. This was mainly due to an increase of 122,896 thousand yen in accounts payable-trade, an increase of 117,853 thousand yen in income taxes payable, an increase of 84,000 thousand yen in short-term loans payable, an increase of 61,972 thousand yen in income taxes payable presented as other and an increase of 44,035 thousand yen in accrued expenses.

Noncurrent liabilities decreased by 145,177 thousand yen to 422,363 thousand yen compared with the end of the previous year. This was mainly due to a decrease of 205,949 thousand yen in long-term loans payable and an increase of 39,200 thousand yen in deferred tax liabilities.

(Net Assets)

Total net assets increased by 1,622,534 thousand yen to 5,155,704 thousand yen compared with the end of the previous year. This was attributable primarily to an increase of 1,155,600 thousand yen in both of capital stock and capital surplus associated with the third-party allocation of shares and an increase of 241,815 thousand yen in retained earnings.

(3)     Qualitative information regarding the forecast for the consolidated financial results

No changes are made to the consolidated operating forecasts for the year ending March 31, 2015, announced on May 14, 2014.

Note: The operating forecasts are based on information currently available to the Company and contain uncertainties. Actual operating results may differ significantly from the forecasts due to various factors.

2.            Matters Relating to Summary Information (Notes)

(1)     Changes in important subsidiaries during the nine-month period ended December 31, 2014

The Company acquired all shares in TechLaw Solutions, Inc., which is consolidated as a subsidiary from the six-month period ended September 30, 2014.

(2)     Application of specific accounting treatments for the preparation of the quarterly consolidated financial statements

(Calculation of income tax expenses)

Income tax expenses were calculated by reasonably estimating the effective tax rate based on the expected income before income taxes (net of the effects of deferred taxes) for the fiscal year to which the nine-month period pertains, and multiplying income before income taxes for the pertaining period by the estimated effective tax rate.

(3)     Changes in accounting policies, changes in accounting estimates and restatements

<Changes in accounting policies that are difficult to distinguish from changes in accounting estimates>

“Accounting Standard for Business Combinations” (the Accounting Standards Board of Japan (ASBJ) Statement No. 21 revised on September 13, 2013, the “Accounting Standard for Business Combinations”), “Accounting Standard for Consolidated Financial Statements” (ASBJ Statement No. 22 revised on September 13, 2013, the “Accounting Standard for Consolidation”), and “Accounting Standard for Business Divestitures” (ASBJ Statement No. 7 revised on September 13, 2013, the “Accounting Standard for Business Divestitures”) have become effective from the beginning of the consolidated fiscal year commencing on or after April 1, 2014. Accordingly, the Group applied these accounting standards (except for a provision in paragraph 39 of the Accounting Standard for Consolidation), and changed its accounting policies to recognize a difference arising from changes in the Company’s share of equity interests of the continuously controlling subsidiaries as capital surplus, and the related acquisition costs as an expense in the consolidated fiscal year incurred from the three-month period ended June 30, 2014.

In addition, for business combinations completed on or after April 1, 2014, the Company changed its accounting policy to reflect the revised allocation of the acquisition cost, due to the finalization of the tentative treatment, in the quarterly consolidated financial statements of the period to which the date of business combination belongs.

For the application of the above accounting standards, the Group adopted the transitional provisions specified in item 2 (4) of paragraph 58 of the Accounting Standard for Business Combinations, and item 5 (4) of paragraph 44 of the Accounting Standard for Consolidation and item 4 (4) of paragraph 57 of the Accounting Standard for Divestitures. The Group applies these accounting standards from April 1, 2014, and onward. As a result, operating income, ordinary income and income before income taxes and minority interests increased by 85,684 thousand yen each.

3.        Quarterly Consolidated Financial Statements

(1)     Quarterly consolidated balance sheets

(Thousands of yen)

	As of March 31, 2014	As of December 31, 2014
Assets
Current assets
Cash and deposits	1,486,474	2,095,286
Notes and accounts receivable - trade	872,751	1,318,911
Merchandise	291	490
Supplies	6,777	9,787
Deferred tax assets	148,945	132,792
Allowance for doubtful accounts	—	(13,696)
Other	244,380	310,320
Total current assets	2,759,620	3,853,890
Noncurrent assets
Property, plant and equipment
Buildings and structures, net	111,672	170,730
Tools, furniture and fixtures, net	550,374	610,756
Leased assets, net	9,279	7,296
Total property, plant and equipment, net	671,326	788,783
Intangible assets
Software	868,675	847,918
Goodwill	—	162,683
Customer-related assets	—	380,487
Other	73,516	183,421
Total intangible assets	942,191	1,574,511
Investments and other assets
Investment securities	372,910	466,206
Guarantee deposits	126,047	147,901
Other	16,584	6,198
Total investments and other assets	515,541	620,305
Total noncurrent assets	2,129,059	2,983,600
Total assets	4,888,680	6,837,490

(Thousands of yen)

	As of March 31, 2014	As of December 31, 2014
Liabilities
Current liabilities
Accounts payable - trade	61,720	184,616
Short-term loans payable	—	84,000
Current portion of long-term loans payable	274,599	274,599
Accounts payable - other	262,859	290,916
Income taxes payable	8,970	126,823
Provision for bonuses	91,704	66,000
Other	88,114	232,464
Total current liabilities	787,969	1,259,421
Noncurrent liabilities
Long-term loans payable	438,000	232,050
Deferred tax liabilities	65,712	104,912
Liabilities for retirement benefits	19,286	32,666
Asset retirement obligations	29,641	43,641
Other	14,901	9,092
Total noncurrent liabilities	567,541	422,363
Total liabilities	1,355,510	1,681,785
Net assets
Shareholders’ equity
Capital stock	1,095,358	1,673,158
Capital surplus	882,818	1,460,618
Retained earnings	1,160,500	1,402,316
Treasury stock	(26)	(26)
Total shareholders’ equity	3,138,651	4,536,066
Accumulated other comprehensive income
Valuation difference on available-for-sale
securities	143,529	203,607
Foreign currency translation adjustment	33,007	175,274
Total accumulated other comprehensive income	176,536	378,881
Subscription rights to shares	196,675	218,901
Minority interests	21,306	21,855
Total net assets	3,533,169	5,155,704
Total liabilities and net assets	4,888,680	6,837,490

(2)     Quarterly consolidated statements of income and consolidated statements of comprehensive income

Consolidated statements of income for the nine-month period ended December 31, 2014

(Thousands of yen)

	For the nine-month period ended December 31, 2013	For the nine-month period ended December 31, 2014
Net sales	3,199,308	4,449,524
Cost of sales	1,732,810	2,189,568
Gross profit	1,466,497	2,259,955
Selling, general and administrative expenses	1,812,499	2,036,315
Operating (loss) income	(346,001)	223,640
Non-operating income
Interest income	311	772
Dividend income	6,750	9,000
Foreign exchange gains	166,199	195,769
Other	4,115	2,640
Total non-operating income	177,376	208,182
Non-operating expenses
Interest expenses	7,055	5,183
Initial public offering expenses	120,872	—
Stock issuance cost	—	16,178
Syndicated loan fees	17,750	14,291
Other	10,753	4,216
Total non-operating expenses	156,431	39,870
Ordinary (loss) income	(325,056)	391,951
Special losses
Impairment loss	34,745	0
Total special losses	34,745	0
(Loss) income before income taxes
and minority interests	(359,801)	391,951
Income taxes	(43,374)	149,587
(Loss) income before minority interests	(316,426)	242,364
Minority interests in income	1,601	548
Net (loss) income	(318,028)	241,815

Consolidated statements of comprehensive income for the nine-month period ended December 31, 2014

(Thousands of yen)

	For the nine-month period ended December 31, 2013	For the nine-month period ended December 31, 2014
(Loss) income before minority interests	(316,426)	242,364
Other comprehensive income (loss)
Valuation difference on available-for-sale securities	(5,387)	60,078
Foreign currency translation adjustment	14,241	142,267
Total other comprehensive income	8,854	202,345
Comprehensive (loss) income	(307,572)	444,709
Comprehensive income attributable to:
Comprehensive (loss) income attributable to owners of the parent	(309,174)	444,161
Comprehensive income attributable to minority interests	1,601	548

(3)     Going-concern assumptions

Not applicable.

(4)     Segment information

[Segment Information]

I. Nine-month period of the previous year (from April 1, 2013 to December 31, 2013)
1) Information relating to net sales and profits or losses for each reportable segment

(Thousands of yen)

	Reportable segment					Amounts reported in the quarterly consolidated statements of
	Japan	USA	Others	Total	Adjustments *(1)	income *(2)
Net sales
External sales	1,675,500	1,355,646	168,160	3,199,308	—	3,199,308
Intersegment sales and transfers	494,090	41,596	10,193	545,880	(545,880)	—
Total	2,169,590	1,397,243	178,354	3,745,188	(545,880)	3,199,308
Segment (losses) profits	(228,340)	19,597	(137,258)	(346,001)	—	(346,001)

Notes:

(1)      The adjustment to intersegment sales and transfers refers to intersegment transaction eliminations.

(2)      Total segment profits (losses) equal to operating losses reported in the quarterly consolidated statements of operation.

2) Information relating to impairment loss on property, plant, and equipment or goodwill for each reportable segment

Not applicable.

3) Information relating to impairment loss on property, plant, and equipment or goodwill for each reportable segment

Impairment losses were recognized as extraordinary losses for a certain group of assets in “Others” segment due to delay in the start-up of operations. Impairment losses recognized during the nine-month period ended December 31, 2013, were 34,745 thousand yen.

4) Matters relating to changes in reportable segments

 Not applicable.

II. Nine-month period of the current year (from April 1, 2014 to December 31, 2014)

1) Information relating to net sales and profits or losses for each reportable segment

(Thousands of yen)

	Reportable segment					Amounts reported in the quarterly consolidated statements of
	Japan	USA	Others	Total	Adjustments *(1)	income *(2)
Net sales
External sales	2,429,623	1,751,978	267,921	4,449,524	—	4,449,524
Intersegment sales and transfers	477,353	51,200	70,282	598,837	(598,837)	—
Total	2,906,977	1,803,179	338,204	5,048,361	(598,837)	4,449,524
Segment profits (losses)	281,103	6,124	(63,587)	223,640	—	223,640

Notes:

(1)      The adjustment to intersegment sales and transfers refers to intersegment transaction eliminations.

(2)      Total segment profits (losses) equal to operating income reported in the quarterly consolidated statements of income.

2) Information relating to impairment loss on property, plant, and equipment or goodwill for each reportable segment

The USA segment acquired shares of TechLaw Solutions, Inc. during the six-month period ended September 30, 2014, which was newly included in the scope of consolidation. This acquisition increased the assets of the USA segment by 1,325,208 thousand yen as of December 31, 2014, compared with the end of the previous fiscal year.

3) Information relating to impairment loss on property, plant, and equipment or good will for each reportable segment

(Significant changes in goodwill)

The USA segment acquired shares of TechLaw Solutions, Inc. as a consolidated subsidiary in the six-month period ended September 30, 2014. The acquisition increased goodwill by 162,683 thousand yen as of December 31, 2014.

Note that the balance of goodwill is tentatively calculated because the allocation of acquisition costs has not been completed.

4) Matters relating to changes in reportable segments

 (Early application of the Accounting Standard for Business Combinations)

The Accounting Standard for Business Combinations, the Accounting Standard for Consolidation and the Accounting Standard for Business Divestitures have become effective starting from the beginning of the consolidated fiscal year commencing on or after April 1, 2014. Accordingly, the Group applied these accounting standards (except for a provision in paragraph 39 of the Accounting Standard for Consolidation), and changed its accounting policy to recognize the acquisition-related costs as expenses in the consolidated fiscal year incurred from the three-month period ended June 30, 2014.

As a result, segment profits decreased by 87,803 thousand yen in the Japan segment and increased by 2,119 thousand yen in the USA segment for the nine-month period ended December 31, 2014, compared with segment profits under the previous accounting policy.

(5)     Significant changes in shareholders’ equity

On September 16th, 2014, the Company received a payment for the issuance of new shares through a third-party allocation of its shares, in connection with the basic agreement concluded on the acquisition of shares through a third-party allocation of shares (the “STEP 2014 Model” straight-equity Issue Program) with the London Branch of Deutsche Bank on August 28, 2014.

As a result, both capital stock and capital surplus increased by 577,800 thousand yen to 1,673,158 thousand yen and to 1,460,618 thousand yen, respectively, as of December 31, 2014.

The above basic agreement for the acquisition of shares was terminated on December 19, 2014.

(6)     Significant subsequent events

(Borrowing of funds)

The Company borrowed funds in accordance with the resolution of the board of directors adopted on January 22, 2015, as follows:

1) Loan agreement with The Bank of Tokyo-Mitsubishi UFJ, Ltd.

(a)	Amounts of the loan	400,000 thousand yen
(b)	Use of the loan	Operating capital
(c)	Lender	The Bank of Tokyo-Mitsubishi UFJ, Ltd.
(d)	Borrowing date	February 5, 2015
(e)	Repayment date	January 31, 2020
(f)	Borrowing rate	Base rate + 0.3% (per annum)
(g)	Collateral	Without collateral

2) Loan agreement with Sumitomo Mitsui Banking Corporation

(a)	Amounts of the loan	400,000 thousand yen
(b)	Use of the loan	Equipment funds
(c)	Lender	Sumitomo Mitsui Banking Corporation
(d)	Borrowing date	February 2, 2015
(e)	Repayment date	January 31, 2019
(f)	Borrowing rate	0.40% (per annum)
(g)	Collateral	Without collateral

(Conversion of a consolidated subsidiary into a wholly-owned subsidiary and an absorption-type merger)

At the board of director’s meeting held on January 22, 2015, the Company resolved to acquire additional shares of UBIC Risk Consulting, Inc. (“URC”), a consolidated subsidiary, and to convert URC into the Company’s wholly-owned subsidiary, as set forth below. At the same meeting, the board of directors of the Company resolved to merge URC into the Company effective March 12, 2015 (scheduled) as follows:

1) Conversion of a consolidated subsidiary into a wholly-owned subsidiary

(a)	Outline of the transaction
	(i)	Name and line of business of the subsidiary
		Name of the subsidiary:	UBIC Risk Consulting, Inc.
		Line of business:	Sales, import, and export of forensic products

	(ii)	Date of the acquisition of shares
February 27, 2015 (scheduled)

	(iii)	Method of the acquisition of shares
Purchase of shares for a cash consideration

	(iv)	Company’s name after the acquisition of shares
There will be no change in the subsidiary’s name.

	(v)	Other details of the transaction
URC was established by the Company owning 80% of the shares and JP Research and Consulting Co., Ltd. owning the remaining 20%, and has been engaged in the digital forensic services business.

To facilitate further efficiency of the Group management operations, the Company concluded an agreement with URC on January 22, 2015, for the additional acquisition of shares of URC. On February 27, 2015, URC is to become a wholly-owned subsidiary of the Company, and it is scheduled to undergo an absorption-type merger with the Company, a surviving company.

(b)	Overview of accounting treatments to be applied

The Company plans to treat the accusation of the additional shares as a transaction with a minority shareholder that is under common control in accordance with the “Revised Accounting Standard for Business Combinations” (ASBJ Statement No. 21, issued on September 13, 2013) and the “Revised Guidance on Accounting Standard for Business Combinations and Accounting Standard for Business Divestiture” (ASBJ Statement No. 10, issued on September 13, 2013). As described in “2. Matters Relating to Summary Information (Notes) and (3) Changes in accounting policies, changes in accounting estimates and restatements,” the Company early applied these accounting standards from the beginning of the consolidated fiscal year commencing on or after April 1, 2014, and changed its accounting policies to recognize a difference arising from changes in the Company’s share of equity interests of the continuously controlling subsidiaries as capital surplus.

(c)	Details of the additional acquisition of the subsidiary’s shares
	(i)	Cost of the acquisition and its breakdown
Consideration of acquisition (in cash): 9,574 thousand yen

	(ii)	Goodwill and negative goodwill arising from the acquisition
No goodwill or negative goodwill is expected to arise from the acquisition.

2) Merger with a consolidated subsidiary

(a)	Outline of the transaction
	(i)	Name and line of business of the acquiree company
		Acquiree company:	UBIC Risk Consulting, Inc.
		Line of business:	Sales, import and export of forensic products

	(ii)	Date of the business combination
March 12, 2015 (scheduled)

	(iii)	Legal form of the business combination
An absorption-type merger with the Company as a surviving company and URC as a dissolving company

	(iv)	Company’s name after the business combination
UBIC, Inc.

	(v)	Other details of the transaction
		i)	Purpose of the transaction

Refer to “(6) Significant subsequent events “Conversion of a consolidated subsidiary into a wholly-owned subsidiary and absorption-type merger”, 1) Conversion of a consolidated subsidiary into a wholly-owned subsidiary, (a) Outline of the transaction, (v) Other details of the transaction.”

		ii)	Details of allotment related to the merger

Since URC will have become a wholly-owned subsidiary of the Company prior to the merger, there will be no issuance of new shares of the Company, capital increase or cash payment by the Company as a result of the merger.

		iii)	Acquiree company’s financial position and operating results for the most recent fiscal year

As of March 31, 2014 (thousand yen)

Assets	52,114
Liabilities	4,613
Net assets	47,500
Net sales	81,418
Net income	8,993

(b)	Overview of accounting treatments to be applied

The Company plans to treat this business combination as a transaction with a minority shareholder that is under common control in accordance with the “Revised Accounting Standard for Business Combinations” (ASBJ Statement No. 21, issued on September 13, 2013) and “Revised Guidance on Accounting Standard for Business Combinations and Accounting Standard for Business Divestiture” (ASBJ Statement No. 10, issued on September 13, 2013).

(Cancellation of subscription rights to shares)

At the board of director’s meeting held on January 22, 2015, the Company resolved to cancel subscription rights to shares as follows:

1) Reasons for the cancellation of subscription rights to shares

At the board of director’s meeting held on August 28, 2014, the Company resolved to issue new shares to the London Branch of Deutsche Bank through a third-party allocation under the Straight-equity Issue Program, and to issue subscription rights to shares through a third-party allocation, which is given as an additional issuance option under the same program.

The Company acquired TechLaw Solutions, Inc. in August 2014 using the funds raised through the program, continued to evaluate several potential targets for mergers and acquisitions (collectively, “M&A”), and negotiated with those targets.

While the Company identified several potential targets for M&A, it has not reached a final agreement on M&A conditions with any of the potential targets at this time. Consequently, the necessity of raising new funds for M&A and research and development expenses in connection with the M&A and other working capital through issuing new shares has been diminishing.

Under these circumstances, the Company considered the situation comprehensively and terminated the program on December 19, 2014.

Accordingly, given the falling demand for funds, the Company has also resolved to purchase the subscription rights to shares offered under the program at their issue price and cancel those rights in accordance with the provisions of the agreement on the subscription rights to shares.

2) Details of the cancellation of the subscription rights to shares

Subscription rights to shares to be canceled:	The 10th subscription rights to shares of UBIC, Inc.
Number of shares to be canceled:	1,000,000 shares
Remaining number of shares:	0 share
Cancellation date:	January 22, 2015

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This report is solely a translation of “Kessan Tanshin,” including attachments, stated in Japanese prepared in accordance with the generally accepted accounting principles in Japan. The English translation is for reference purposes only, and the original Japanese version will prevail as the official authoritative version.